Central Pacific Plaza PO Box 3590 Honolulu Hawaii 96811-3590 Telephone 808-544-0500 Fax Line 808-531-2875

VIA EDGAR AND EMAIL
May 22, 2014
Mr. Gus Rodriguez
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:          Central Pacific Financial Corp.
Form 10-K for Fiscal Period Ended December 31, 2013 (File No. 001-31567)

Dear Mr. Rodriguez,

On behalf of Central Pacific Financial Corp., a Hawaii corporation (the “Company”), we respectfully set forth below our responses to your letter, dated May 8, 2014 (the “Comment Letter”), relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 10-K for the fiscal period ended December 31, 2013.   Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Form 10-K. For your convenience, we have included the Staff’s comments below in bold and have keyed our responses accordingly.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosures in our SEC filing.

•	Staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2013

Critical Accounting Policies and Use of Estimates

Allowance for Loan and Lease Losses, page 34

1.
Please tell us and revise future filings to provide a detailed discussion of which loans you evaluate for impairment on an individual basis under ASC 310-10 and which loans you evaluate for impairment on a pool or homogeneous basis under ASC 450-20. Please be specific, addressing each major loan category. Include applicable quantitative thresholds, methodologies used (e.g., discounted cash flows, collateral values) and other criteria that you apply as well as a discussion of the surrounding uncertainties of each methodology.

Response:

The Company’s approach to evaluating impairment in our loan portfolio has three basic elements.  These elements include a specific reserve for individually impaired loans, general allowance for loans other than those analyzed as individually impaired, and an unallocated reserve.  These three methods are explained below:

Specific Reserve

Individually impaired loans in all loan categories are evaluated using one of three valuation methods as prescribed under ASC 310-10; Fair Value of Collateral, Observable Market Price, or Cash Flow. A loan is generally evaluated for impairment on an individual basis if it meets one or more of the following characteristics: risk-rated as substandard, doubtful or loss, loans on nonaccrual status, troubled debt restructures, or any loan deemed prudent by management to so analyze.  If the valuation of the impaired loan is less than the recorded investment in the loan, the deficiency will be charged off against the Allowance for loan and lease losses (“Allowance”) or, alternatively, a specific reserve will be established and included in the overall Allowance balance.  As of December 31, 2013 this specific reserve represented $0.3 million of the total allowance.

General Allowance

Loans not subject to the specific reserve approach include groups of homogeneous loans that are collectively evaluated for impairment such as consumer loans, small business credit-scored loans, and leases.  These portfolios are collectively evaluated for impairment under ASC 450-20.  They are divided into segments by FDIC classification (Commercial, industrial and agricultural, Construction, Commercial Mortgage, Residential mortgage, Consumer, and Leases), collateral type, geography (Hawaii and U.S. Mainland), and risk rating (criticized and non-criticized). The allowance for each segment is based upon that segment’s average historical loss experience over a rolling four or eight quarter period, with the latter being applied to commercial real estate-secured loans.  Further consideration is made with adjustments for current conditions based on our analysis of specific environmental or qualitative loss factors affecting the collectability of our loan portfolio which may cause actual loss rates to differ from historical loss experience.  As of December 31, 2013, this general allowance represented $77.5 million of the total Allowance.

Unallocated Reserve

In addition, recognizing the inherent imprecision in the estimation of these loss factors, we also incorporate an unallocated reserve that reflects management’s best estimate of probable losses not otherwise captured in our analysis or accounted for in our Allowance methodology.  As of December 31, 2013 this unallocated reserve represented $6.0 million of the total Allowance.

Since we cannot predict with certainty the amount of loan and lease charge-offs that will be incurred and because the eventual level of loan and lease charge-offs are impacted by numerous conditions beyond our control, we use our historical loss experience adjusted for current conditions to determine both our Allowance and our Provision.   The determination of our Allowance requires us to make estimates of losses that are highly uncertain and involves a high degree of judgment. Accordingly, actual results can differ from those estimates.

We will revise future filings to provide a more detailed discussion consistent with the disclosure set forth above.

Goodwill and other Intangibles Assets, page 36

2.
Please tell us and revise future filings to disclose how you validate the values assigned to loan servicing assets determined by a third party and clarify the sources of the market value assumptions used to value them at each reporting period (i.e., third party or internally obtained).

Response:

The fair value of our mortgage servicing rights is validated by first ensuring the completeness and accuracy of the loan data used in the valuation analysis.  Reconciliation is performed by comparing the loan data from our loan system to a valuation report prepared by a third party. Additionally, the critical assumptions which come from the third party are reviewed by management. This review may include comparing actual assumptions to forecast or evaluating the reasonableness of market assumptions by reviewing them in relation to the values and trends of assumptions used by peer banks. The validation process also includes reviewing key metrics such as the fair value as a percentage of the total unpaid principal balance of the mortgages serviced, and the resulting percentage as a multiple of the net servicing fee. These key metrics are tracked to ensure the trends are reasonable, and are periodically compared to peer banks.  We will revise future filings to provide a comparable discussion consistent with the disclosure set forth above.

Net Interest Margin, page 41

3.
Please tell us and revise future filings to discuss the factors contributing to the slowing of premium amortization on your mortgage backed securities, including quantification of it on your net interest margin in the periods presented.

Response:

Slowing of premium amortization in 2013 was attributed to reduced prepayment speeds on mortgage-backed securities.  Reduced prepayment on mortgage backed securities were a result of an increase in intermediate-term yields of approximately 100 bps in 2013.  As a result of slower premium amortization, the net interest margin was positively impacted by 5 bps in 2013. We will revise future filings to provide a comparable discussion consistent with the disclosure set forth above, as applicable.

Loan Portfolio, page 45

4.
Please tell us and revise in future filings to provide expanded discussions of your loan underwriting policies and procedures. For instance, discuss criteria in addition to loan to value ratios applied to your loans, such as FICO scores, etc.

Response:

In addition to the information provided in our Form 10-K, the general underwriting guidelines require analysis and documentation to include among other things, overall credit worthiness of borrower, guarantor support, use of funds, loan term, minimum equity, loan-to-value standards, repayment terms, sources of repayment, covenants, pricing, collateral, insurance, and documentation standards.   All loan requests considered by us should be for a clearly defined legitimate purpose with a determinable primary source, as well as alternate sources of repayment.  All loans should be supported by appropriate documentation including, current financial statements, credit reports, collateral information, asset verification, tax returns, title reports, and appraisals (where appropriate).

We score consumer and small business loans using an underwriting matrix (“Scorecard”) developed based on the results of a third party analysis (Experian Information Solutions, Inc.) commissioned by our Bank. The Scorecard uses the attributes that were determined to most highly correlate with probability of repayment.  Those attributes include (i) credit score, (ii) age of oldest account, (iii) credit limit amount, and (iv) debt-to-income (“DTI”) ratio. We will revise future filings to provide a comparable discussion consistent with the disclosure set forth above.

5.
Please tell us and revise future filings to discuss the nature of your loan products by loan category, to include fixed rate loans and variable rate loans. For variable rate loans, disclose whether borrowers are qualified at the fully indexed interest rate and, if not, how you evaluate the risks associated with these loans in the underwriting process.

Response:

We respectfully refer the Staff to the disclosure provided on pages 49 and 50 of our Form 10-K. which we believe is consistent with the requirements set forth in Securities Act Industry Guide 3 for Statistical Disclosure by Bank Holding Companies, item III. B. Loan Portfolio: Maturities and Sensitivities of Loans to Changes in Interest Rates.  Notwithstanding the foregoing, we provide the additional disclosure and will revise future filings to provide disclosure consistent with the disclosure provided below.

At December 31, 2013 commercial, financial and agricultural loans were 22.8% fixed rate and 77.2% variable rate. Real estate construction loans were 23.8% fixed rate and 76.2% variable rate. Residential mortgage loans, which include home equity lines and loans, were 72.5% fixed rate and 27.5% variable rate. Commercial mortgage loans were 39.6% fixed rate and 60.4% variable rate. Consumer loans were 77.4% fixed rate and 22.6% variable rate.

Commercial loans and commercial mortgage loans with variable interest rates are underwritten at the current market rate of interest. For commercial loans and commercial real estate loans with a fixed rate period that are not fully amortizing, the loans are underwritten at the current market rate of interest.  At the expiration of the fixed rate period and/or maturity, the projected loan balance at that time is underwritten at an interest rate based on the current interest rate plus two percent per annum (2.0%).

Qualifying payments for our variable rate residential mortgage loans with initial fixed rate periods of 5 years or less are calculated using the greater of the note rate plus 2% per annum or the fully indexed rate. Payments for our variable rate loans with a fixed-rate period of greater than 5 years are calculated using the greater of the note rate or the fully indexed rate.  The qualifying payment for our HELOCs is based on the fully indexed rate plus the required principal payment due during repayment assuming the line was fully drawn.  Our consumer lines of credit use a qualifying payment factor that exceeds the actual fully indexed interest rate.

Table 12. Maturity Distribution of Loans

	Maturing
		Over one
	One year	through	Over five
	or less	five years	years	Total
	(Dollars in thousands)

Commercial, financial and agricultural
With fixed interest rates	$2,983	$53,906	$34,062	$90,951
With variable interest rates	33,378	172,163	102,224	307,765
	36,361	226,069	136,286	398,716
Real estate:
Construction
With fixed interest rates	4,833	8,952	4,184	17,969
With variable interest rates	14,779	33,851	9,017	57,647
	19,612	42,803	13,201	75,616
Mortgage - residential
With fixed interest rates	1,808	18,164	878,092	898,064
With variable interest rates	10,171	38,047	292,977	341,195
	11,979	56,211	1,171,069	1,239,259
Mortgage - commercial
With fixed interest rates	23,171	85,873	128,552	237,596
With variable interest rates	33,919	84,243	244,323	362,485
	57,090	170,116	372,875	600,081
Consumer
With fixed interest rates	1,107	128,808	110,490	240,405
With variable interest rates	14,070	31,367	24,846	70,283
	15,177	160,175	135,336	310,688
Leases
With fixed interest rates	1,880	3,664	697	6,241
With variable interest rates	-	-	-	-
	1,880	3,664	697	6,241
Total	$142,099	$659,038	$1,829,464	$2,630,601

6.
Please tell us and revise future filings to clarify whether or not your loan portfolio includes any non-conforming loans such as hybrid loans, interest only loans, etc. and, if applicable, how they are underwritten.

Response:

Adjustable rate mortgages or hybrid adjustable rate mortgages comprised 11% and 16% of the residential mortgage loan portfolio as of December 31, 2013 and 2012, respectively. Qualifying payments for our variable rate residential mortgage loans with initial fixed rate periods of 5 years or less are calculated using the greater of the note rate plus 2% per annum or the fully indexed rate. Payments for our variable rate loans with a fixed-rate period of greater than 5 years are calculated using the greater of the note rate or the fully indexed rate.  The portfolio also included only one pay option ARM and one interest only loan with principal balances of $512 thousand and $1.1 million respectively at December 31, 2013.  The pay option ARM loan was originated in 2005 and the interest only loan was originated in 2012.  The pay option and interest only loan products are no longer being offered. Given the insignificant amounts of these loans, we do not intend to include further information in future filings about these loans unless they become material.

7.
Given the different credit characteristics of home equity lines of credit (HELOC) and home equity loans from first lien mortgages, please tell us and revise future filings to provide a separate discussion of the underwriting policies and procedures for them, including whether they are amortizing or balloon, the percentage of them for which you own the first lien and how you monitor credit risk on those for which the first lien is owned by others.

Response:

Home equity lines of credit (“HELOCs”) are underwritten according to a policy and guidelines reviewed and approved by the Board of Directors annually.  All HELOCs originated since early 2011 have a 10 year draw period followed by a 20 year repayment period during which the principal balance will be fully amortized.  As of December 31, 2013, 58% of the HELOCS in the portfolio are fully amortizing and the remaining 42% have a balloon payment due at maturity.  All HELOCs today are underwritten using a qualifying payment which assumes the line is fully drawn and is amortizing as if was in the repayment period.  Underwriting criteria include a minimum FICO score, maximum DTI ratio, and maximum combined loan-to-value (“CLTV”) ratio.  During 2013, the weighted average FICO score for newly originated lines exceeded 760 and the weighted average CLTV ratio was less than 60%.  Any underwriting exceptions are recorded and tracked.  As of December 31, 2013, 32% of all lines in the portfolio were secured by first lien mortgages at origination.  All HELOCs are monitored based on default, delinquency, end of draw period, and maturity.  We will revise future filings to provide a comparable discussion consistent with the disclosure set forth above, as applicable.

8.
Please tell us and revise future filings to provide disaggregated disclosure of your HELCO’s and home equity loans from your residential real estate loans in the table presented on page 45 and elsewhere, as applicable. The current disclosure that these loans are approximately 14% of your residential real estate does not appear to enable reader to understand the changes in this loan segment between periods.

Response:

The table disclosing our Mortgage Loan Portfolio Composition was updated below to separately disclose home equity lines of credit from closed-ended residential real estate loans. We will provide a revised table in future filings to include information comparable to the information provided below.

Table 10. Mortgage Loan Portfolio Composition

	2013		2012		2011		2010		2009
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Mortgage - residential:
Home equity lines of credit	$175,612	9.5%	$154,195	9.0%	$131,980	8.3%	$142,445	9.5%	$160,206	8.9%
Closed-ended loans	1,063,647	57.8%	881,202	51.6%	764,119	47.9%	603,816	40.1%	660,777	36.9%
Total	1,239,259	67.4%	1,035,397	60.6%	896,099	56.1%	746,261	49.5%	820,983	45.8%

Mortgage - commercial	600,081	32.6%	672,248	39.4%	700,069	43.9%	760,306	50.5%	970,285	54.2%
Total	1,839,340	100.0%	1,707,645	100.0%	1,596,168	100.0%	1,506,567	100.0%	1,791,268	100.0%

Maturities and Sensitivities of Loans to Changes in Interest Rates, page 49

9.	Please tell us and revise the tabular presentation in this section in future filings to incorporate your entire loan portfolio.

Response:

We respectfully refer the Staff to the disclosure provided on pages 49 and 50 of our Form 10-K. which we believe is consistent with the requirements set forth in Securities Act Industry Guide 3 for Statistical Disclosure by Bank Holding Companies, item III. B. Loan Portfolio: Maturities and Sensitivities of Loans to Changes in Interest Rates.  Notwithstanding the foregoing, we provide the additional disclosure and will revise future filings to provide disclosure consistent with the disclosure provided below.

Table 12. Maturity Distribution of Loans

	Maturing
		Over one
	One year	through	Over five
	or less	five years	years	Total
	(Dollars in thousands)

Commercial, financial and agricultural
With fixed interest rates	$2,983	$53,906	$34,062	$90,951
With variable interest rates	33,378	172,163	102,224	307,765
	36,361	226,069	136,286	398,716
Real estate:
Construction
With fixed interest rates	4,833	8,952	4,184	17,969
With variable interest rates	14,779	33,851	9,017	57,647
	19,612	42,803	13,201	75,616
Mortgage - residential
With fixed interest rates	1,808	18,164	878,092	898,064
With variable interest rates	10,171	38,047	292,977	341,195
	11,979	56,211	1,171,069	1,239,259
Mortgage - commercial
With fixed interest rates	23,171	85,873	128,552	237,596
With variable interest rates	33,919	84,243	244,323	362,485
	57,090	170,116	372,875	600,081
Consumer
With fixed interest rates	1,107	128,808	110,490	240,405
With variable interest rates	14,070	31,367	24,846	70,283
	15,177	160,175	135,336	310,688
Leases
With fixed interest rates	1,880	3,664	697	6,241
With variable interest rates	-	-	-	-
	1,880	3,664	697	6,241
Total	$142,099	$659,038	$1,829,464	$2,630,601

Provision and Allowance for Loan and Lease Losses, page 50

10.
You disclose on page 52 that you made certain enhancements to your methodologies in 2010 and that you did not make any material enhancements in 2011 through 2013. Please tell us and revise future filings to provide a detailed discussion of how you develop the historical loss experience used to determine the allowance for loan losses. In your response, please fully explain how the 2010 enhancements and the lack of subsequent enhancements contributed to your determination that your allowance for loan losses were appropriate for the periods presented.

Response:

The historical loss experience used to determine the Allowance was developed based on management’s contention that baseline loss factors should be reflective of variations in risk profile across the risk rating spectrum, and that the consideration of more recent loss data is more relevant to the current period under the analysis and will provide the Bank with a more transparent, clearly defined, and consistent method of predicting the probable loss.  Cumulative net losses are traced back two years for the FDIC classifications involving real estate collateral to account for prolonged loss recognition and ultimate disposition periods associated with loans secured by real estate and traced back one year for the other FDIC classifications.  The look-back period for assignment of loss factors by risk rating is one year from initial loss recognition across all FDIC classifications, including those with two year cumulative look-back periods.  The cumulative net losses are divided by the average outstanding balance over the same period.

While no material enhancements were made to the methodology from 2011 to 2013, in recognition that current, relevant environmental (economic, market or other) conditions that can affect repayment may not yet be fully reflected in historical loss experience, qualitative assessments are conducted to factor in current loan portfolio and market intelligence. These adjustments, which are added to (or subtracted from) the loss ratio, consider the nature of the bank’s primary markets and are reasonable, consistently determined and appropriately documented. These qualitative adjustments include the following:

2012
•
In the second quarter of 2012, adjustment factors were added to the Pass and Special Mention-rated commercial mortgage segments in consideration of the refinance risk associated with loans maturing over the next two years. Adjustment factors were not added to Substandard-rated loans due to the enhanced level of monitoring devoted to these credits, with impairment analysis performed as indicated.

•
In the second quarter of 2012, an adjustment factor was added in recognition of the delegation of increased credit authority to line division management and changes in the underwriting and approval process for small business lending. This change involved moving from a judgmental underwriting process for all loans to a score-based approval process below a certain loan size threshold, and a streamlined judgmental process augmented by relationship officer involvement above a certain loan size threshold.

2013
•
In the first quarter of 2013, an adjustment factor was added to the Pass-rated residential mortgage segments in consideration of emerging concentration risk. In addition, “benchmark” loss rates were applied to loans generated via recent preapproved and invitation to apply promotions in the direct consumer segment until historical loss data has been accumulated. Also, weighted adjustment factors were applied to the syndicated loan portfolio based on Moody’s proxy default rates to account for increased risk associated with recent entrance into this sector and risk exposure attributed to the size of individual credits.

•
In the second quarter of 2013, an adjustment factor was subtracted from the Pass-rated residential mortgage segments in consideration of the continued disparity between actual calculated historical loss rates and those provided by our primary regulator in 2010.

•	In the third quarter of 2013, expected loss rates were applied to the student loans in the direct consumer segment until historical loss data has been accumulated for this loan segment.

The bank maintains an Allowance at an appropriate level as of a given balance sheet date to absorb management’s best estimate of probable credit losses inherent in its loan portfolio that will likely be realized over various loss emergence periods. These periods are based upon management’s comprehensive analysis of the risk profiles particular to the respective loan category. Analysis of Allowance appropriateness is performed quarterly to coincide with financial disclosure to the public and to the regulatory agencies and is governed by a Board-approved policy and methodology.

In the first quarter of 2014, management reevaluated its basic Allowance methodology and has incorporated a number of enhancements. The enhancements focus on emphasizing the Bank’s actual loss experience to generate provisions that are more reflective of current portfolio conditions and loss exposures and de-emphasizing the use of external proxies as the Bank experiences extended periods of normalized operations. This is accomplished by including additional historical loss data in the determination of loss rates and select qualitative adjustments, serving to establish a prudent, more transparent and consistently derived Allowance provision. The result of these enhancements was minimal impact to the Allowance with a net credit of $1.3 million in the first quarter of 2014.  We will revise future filings to provide disclosure consistent with the disclosure provided above, as applicable.

11.
Please tell us and revise future filings to provide a more detailed discussion of the changes in your credit quality between periods since your methodology does not appear to capture the apparent improvement in credit quality in your loan portfolio, resulting in a net credit to the loan loss provision in each period presented for the last three fiscal years and an increase in the allowance for loan and lease losses as a percentage of non-accrual loans and nonperforming assets including loans held for sale which ranged from 79% at December 31, 2010 to 201.55% at December 31, 2013. Please also tell us and revise future filings to discuss the basis for including loans held for sale in your presentations of the allowance for loan losses. Finally, please tell us why you believe your allowance for loan losses was directionally consistent considering noted asset quality improvements and why you believe your allowance for loan losses were appropriate for these periods.

Response:

The Bank experienced changes in credit quality during the period March 31, 2011 through December 31, 2013, including, but not limited to, (i) decline in quarterly net losses beginning with the period ended March 31, 2011 resulting in lower historical loss ratios, (ii) sizeable reductions to classified and criticized loans that carry higher adjusted loss rate factors, (iii) trending improvement in certain conditions affecting certain segments within the loan portfolio.   The impact of these changes in conditions, was to effect commensurate reductions to the Allowance requirements overall.  Nevertheless, the Bank remained concerned that current conditions and factors during the periods indicated elevated levels of risk remaining in certain segments within the Bank’s loan portfolio, particularly our exposure to the U.S. Mainland construction and commercial real estate portfolio.  Although, the Bank’s nonaccrual loans show significant decline in the last three fiscal years, our nonaccrual loans to average loans ratio of 1.70%, 3.54% and 6.15%, is still above our peer group ratio of 1.03%, 1.55%, and 2.56% in 2013, 2012, and 2011, respectively.

Between 2011 and 2013, the loan portfolio grew from approximately $2.06 billion to $2.63 billion and the credit quality improved with an increase in accruing loans from $1.94 billion to $2.58 billion and decrease in nonaccrual loans from $121 million  to $41 million.  As loan quality improved based on decline in nonperforming loans, the specific reserves decreased in a directionally consistent manner. As the accruing loan portfolio grew, the general reserves also grew in a directionally consistent manner. Overall the Allowance to total loans and leases steadily declined between 2011 to 2013 from 5.91% to 3.19%.

Loans held for sale are not included in our assessment of the Allowance. To the extent the Bank had nonaccrual loans held for sale, it was included in total nonaccrual loans for the purposes of the ratio of Allowance as a percentage of nonaccrual loans. The purpose of this inclusion was for consistency with other disclosures that report total nonaccrual loans. The inclusion did not impact 2012 and 2013 as there were no nonaccrual loans held for sale at those respective year-ends. In future filings we will not include nonaccrual loans held for sale in the ratio of Allowance as a percentage of nonaccrual loans.  We will revise future filings to provide disclosure consistent with the disclosure provided above, as applicable.

12.	Noting your reference to the segmentation guidance in ASC 310-10, please tell us and revise future filings to provide qualitative and quantitative disclosures of how you apply that guidance.

Response:

Loans are segmented by market (Hawaii and U.S. Mainland) and FDIC classifications, then, further segmented by geography, risk rating, and other relevant risk characteristics.  The granular segmentation is performed to better account for differences in risk profiles within FDIC classifications attributable to localized market-specific or other geographic factors, as based on management's analysis of the correlation of certain risk characteristics and assessment of their predictive value in terms of probable losses.  Loans secured by real estate are further segmented by state, MSA, or county, as appropriate, to account for geographical impacts to historical loss rates.  Commercial, financial and agricultural loans are further segmented by product type to account for higher risk associated with unsecured lines to borrowers where source of repayment is real estate-related and syndicated national credits. Unsecured lines with real estate-related source of repayment have historically had higher delinquency and loss rates. Also, syndicated national credits are considered higher risk as it is a new product to the Bank and the loan size is typically larger. We will revise future filings to provide disclosure consistent with the disclosure provided above.

Financial Statements and Supplementary Data, beginning on page 66

13.
You disclose a material weakness in your internal controls over financial reporting in the report issued by your independent accountant and the related disclosures in management’s report on internal control over financial control. Please tell us and revise future filings to disclose specifically when and how the material weakness was identified and to more specifically describe its effect on the determination of the allowance for loan and lease losses, both qualitatively and quantitatively. Discuss whether the related input data was tested for effectiveness in periods prior to the identification of the material weakness; and, if so, what changed in the period the material weakness was identified. Your discussion should clarify how you determined earlier periods were not affected by the material internal control weakness.

Response:

The material weakness in the Allowance process was identified after the Company’s independent auditors performed their review of the supporting documentation for the December 31, 2013 Allowance calculation. The independent auditors identified that a table with third party data used in the calculation was not updated with the most recently available data. The data comes from the Annual Default Study for mortgage and asset backed securities published by Moody’s Investor Service in November of each year. This table contains historical loss data from the U.S. bond market and is used in the Allowance calculation as a proxy for loss rates for loan segments in the real estate and consumer loan portfolios that do not have actual loss data within the look back period.

The Allowance methodology as of December 31, 2013 utilized a two year look-back period, and given the improvement in the real estate markets in 2012 and 2013, many segments in the loan portfolio did not have losses during these years. Therefore, the third-party market data was a factor in the calculation. The updated Annual Default Study published in November 2013 reflected lower loss rates than the previous year, and as such the impact of the update to the Allowance calculation was a credit of $1.3 million to the provision for loan and lease losses for the quarter ended December 31, 2013, as compared to a debit provision of $0.8 million originally recorded.  In the first quarter of 2014, the Allowance methodology was revised to extend the look-back period to six years, subject to using no data prior to 2010, and as a result, going forward third-party market data will have a less significant role in the calculation.

Internal controls over the Allowance process were tested for effectiveness in prior periods by the Company’s independent auditors, internal auditors, and other third-parties and no material deficiencies or errors were identified in the process or calculations.  Accordingly, internal controls over the Allowance process were deemed to be effective.  In the period the material weakness was identified there was a change in the manager of the area responsible for the Allowance. This transition, along with oversight by an employee, resulted in the error and the material weakness. The Company has since taken steps to strengthen the process as described in the Form 10-K.   We will revise future filings to provide disclosure consistent with the disclosure provided above, as applicable.

Note 5. Loans and Leases, page 83

14.	Please tell us and revise future filings to include the discussion of risk characteristics relevant to each portfolio segment required by ASC 310-10-50-11(B).

Response:

There are different types of risk characteristic for the loans in each portfolio segment. The construction and real estate segments' predominant risk characteristic is the collateral and the geographic location of the property collateralizing the loan, as well as the operating cash flow for the commercial real estate properties.  The commercial, financial and agricultural (including leases) segment’s predominant risk characteristics are the cash flows of the business we lend to, the global cash flows, and liquidity of the guarantors of such losses, as well as economic and market conditions.  The consumer segment’s predominant risk characteristics are employment and income levels as they relate to the consumer. We will revise future filings to provide disclosure consistent with the disclosure provided above.

Note 26. Parent Company and Regulatory Restrictions

Condensed Statements of Cash Flows, page 121

15.
You commenced paying cash dividends to common shareholders this past year. However, the sources of cash flows used to pay these dividends is not clear since the line item Other, net accounts for a significant percentage of your net cash provided by (used in) operating activities over the last three years. Please tell us and consider disclosing, the nature and amount of the transactions included in the Other, net line item.

Please also tell us and revise the liquidity disclosures of the holding company in the liquidity section of Management’s Discussion and Analysis to describe the significant drivers of operating, investing and financing cash flows and the reasons for the material variations in these cash flows over the last three years.

Response:

The Company acknowledges the Staff’s comments and will revise its Condensed Statements of Cash Flows of Central Pacific Financial Corp. (parent only) in future filings to include additional line item(s) as deemed necessary to minimize the amounts included in the “Other, net line” item.

A significant portion of the cash flows used in operating activities “Other, net line” relates to accrued interest payable on long-term debt. We will include an additional line in the Condensed Statements of Cash Flows of Central Pacific Financial Corp. for this in future filings. The Company also noted that cash flows used in operating activities related to income tax benefits of $6.3 million included in the “Other, net line” should have been included in the Deferred income tax benefit line. Accordingly, the Company will present its 2013 Condensed Statements of Cash Flows of Central Pacific Financial Corp. in future filings as follows:

Central Pacific Financial Corp.
Condensed Statements of Cash Flows
Year Ended
December 31,
(Dollars in thousands)	2013

Cash flows from operating activities
Net income	$172,075
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Deferred income tax benefit	(25,707)
Equity in income of subsidiary bank	(143,945)
Equity in undistributed income of other subsidiaries	(5)
Share-based compensation	4,931
Accrued interest payable	(11,919)
Other, net	(362)
Net cash provided by (used in) operating activities	(4,932)

Cash flows from investing activities
Investment in subsidiary bank	-
Distribution from unconsolidated subsidiaries	9,000
Contributions to unconsolidated subsidiaries	(9,000)
Net cash used in investing activities	-

Cash flows from financing activities
Net proceeds from issuance of common stock and stock option exercises	74
Repayments of long-term debt	(15,464)
Dividends paid	(6,735)
Net cash provided by (used in) financing activities	(22,125)

Net increase (decrease) in cash and cash equivalents	(27,057)

Cash and cash equivalents
At beginning of year	46,686
At end of year	$19,629

The Company will also revise its liquidity disclosures of the holding company in the liquidity section of “Management’s Discussion and Analysis” in future filings to describe the significant drivers of operating, investing and financing cash flows and the reasons for material variations in these cash flows over the last three years.

The revised liquidity disclosures to be presented in future filings will be consistent with the following disclosure:

For the holding company on a stand-alone basis, in 2013 net cash used in operating activities amounted to $4.9 million. The primary use of funds in operating activities included the payment of deferred accrued interest on its subordinated debentures of $13.0 million. Net cash used in financing activities amounted to $22.1 million. The primary use of funds in financing activities included the repurchase of trust preferred securities of Trust I and subsequent retirement of long-term debt of Trust I totaling $15.5 million, and cash dividends of $6.7 million paid to our common shareholders.

In 2012, net cash provided by operating activities of the holding company amounted to $1.1 million.

In 2011, net cash used in operating activities amounted to $0.9 million.  Net cash used in investing activities amounted to $283.0 million and net cash provided by financing activities amounted to $323.5 million. The primary source of funds in 2011 was the $302.8 million of our net proceeds from our 2011 private placement, of which we subsequently advanced $283.0 million to the bank, and the $18.9 million of net proceeds from the subsequent common stock offering.

Definitive Proxy Statement on Schedule 14A

Summary Compensation, page 46

16.
We note that the total compensation earned by each of the named executive officers in 2013 was significantly less than the compensation earned in 2012. The Compensation Discussion and Analysis does not appear to address this material difference. Please advise.

Response:

On January 9, 2009, as part of the Capital Purchase Program under TARP, in accordance with the Emergency Economic Stabilization Act of 2008 (“EESA”) and American Recovery and Reinvestment Act of 2009 (“ARRA”), the Company entered into a Securities Purchase Agreement with the U.S. Treasury Department. Under EESA, ARRA and the Securities Purchase Agreement, the Company was subject to various restrictions with respect to the compensation of Senior Executive Officers until the end of the TARP Period. During the TARP Period, the Company fully complied with applicable restrictions as issued by the U.S. Treasury Department, FDIC, SEC and any other governing body. In addition, the Company complied with the guidance from the FRB and FDIC with respect to sound incentive compensation policies.

The Company’s participation in TARP ended in April 2012. Following the end of the TARP Period, the Executive compensation restrictions imposed by EESA and ARRA (“TARP restrictions”), no longer applied to the Company; and in light of the improved condition of the Company and in recognition of the contributions of the leadership team, the Compensation Committee and the Board fully supported the reinstatement of an annual cash incentive opportunity, as well as, the implementation of a long term equity plan.  Reinstatement of both these components drove Named Executive Officers (“NEOs”) compensation higher than in most recent prior years during which NEO compensation was impacted by the limitations under TARP.  As set forth in the Company’s 2013 definitive proxy statement, the annual cash incentive opportunity for 2012 was based on an evaluation of performance during all of 2012, but annual payout opportunities were reduced to reflect only the portion of the year following the end of the TARP period.

The material difference in total compensation for the NEOs in 2012 versus 2013 is based on three major components of total compensation (1) Base Salary (2) Long Term Equity Grant and (3) Annual Cash Incentives.  Below find a summary of the year over year difference in each of these components.  Each of these components is discussed in both the Company’s 2013 and 2014 proxy statements, as applicable:

Base Salary

Salaries in 2012 were in excess of salaries in 2013 as a result of providing salary shares in the form of restricted stock units to NEOs in recognition of significant and consistent progress  reflected in 8 consecutive quarters of profitability.  These salary shares ended on March 31, 2012 following which the company refocused on longer term compensation through the reinstatement of an executive long-term incentive plan.

Long Term Equity Grant

In May 2012 and November 2012, equity was granted to NEOs to include both time-vested Stock Options and time and performance vested Restricted Stock Units. The total value of these grants to each NEO ranged from $800,000 to $1,000,000.  The performance vested grants had cumulative performance goals intended to drive performance over a three year period of time followed by two subsequent years of time vesting. Total vesting period is five years.  As a result of the requirement to record the full compensatory value of an option grant in the year in which made, coupled with the fact that no stock options were granted to any of the NEOs during 2013, the impact of the option grants in 2012 substantially increased the “total compensation” for the NEOs during such period, even though the vesting schedule for such grants is over a full five-year period.

Annual Cash Incentive

In March 2013, cash incentives were paid to the NEOs, based on the Company attaining 107% of 2012 Targeted Core Net Income. Target incentive opportunity ranged from 40%-50% of base salaries with an additional discretionary opportunity.  These incentive payments were prorated for the performance period of April 1, 2012 to December 31, 2012.  A discretionary cash bonus was made to each NEO, based on individual contributions during the covered performance period noted above in 2012, as well as, for acquiring expanded responsibilities due to the departure of the Chief Information Officer, which resulted in redistribution of his departments amongst the remaining Non-CEO NEOs.  Cash incentives ranged from $200,000 to $300,000.

In March 2014, cash incentives were paid to NEOs, based on the Company attaining 126% of 2013 Targeted Core Net Income.  Target incentive opportunities ranged from 40%-50% of base salaries with an additional discretionary opportunity. Three NEOs received an additional discretionary payment. Cash incentives ranged from $177,000 to $288,300.

All components of NEO compensation are designed with the guidance of external executive compensation consultants and are benchmarked against a peer group of banks.  All NEO compensation decisions are presented to and approved by the Board of Directors.  In addition, all NEO compensation is reviewed by our Senior Risk Officer to ensure the Company is not exposed to unnecessary risk.

* * * * *

If you have any questions regarding this letter or should need any additional information, please contact the undersigned at 808.544.6881.

Sincerely yours,

/s/ Denis K. Isono
Denis K. Isono
Chief Financial Officer

cc: Craig D. Miller, Manatt, Phelps & Phillips, LLP